Exhibit 99.1

DESIGNATED NEWS RELEASE

GoldMining Extends Non-Dilutive Loan Facility with Bank of Montreal and provides balance sheet update

Vancouver, British Columbia – October 28, 2022 – GoldMining Inc. (“GoldMining” or the "Company") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that it has extended its existing loan facility (the "Facility") with the Bank of Montreal for an additional year to October 27, 2023.

The Company has elected to reduce the overall size of the Facility from US$20 million to US$10 million in order to reduce the carrying costs on unused amounts. Currently, there is only US$7 million drawn on the Facility, which reflects a previously disclosed US$3 million repayment made by the Company to provide greater capital flexibility.

The Facility bears interest at a rate equal to the 3-month USD adjusted Term Secured Overnight Financing Rate (SOFR) plus 5.65% per annum. The Facility, including additional advances, is subject to customary conditions and margin terms.

As of October 27, 2022, GoldMining has approximately C$78.4M in cash and marketable securities, including 21,178,659 shares of Gold Royalty Corp. and 5,925,925 shares of NevGold Corp.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations, including regarding the Facility. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including the ongoing risk of margin calls under the Facility if markets deteriorate, that the Company may not meet conditions for any further borrowings under the Facility. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2021, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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